Exhibit 4.18

Date: 30 September 2022

To: Shanghai Yunguhaoche Electronic Technology Co., Ltd (Unified social credit code :

91310230MA7J8MH17E) (the “VIE Entity”)

To Whom It May Concern:

To ensure the cash flow requirements of the VIE Entity’s operations are met and/or to set off any loss accrued during such operations, the undersigned, Cango Inc. (the “Company”), is obligated and hereby undertakes to provide unlimited financial support to the VIE Entity, to the extent permissible under the applicable laws and regulations of the PRC and the Cayman Islands whether or not any such operational loss is actually incurred. The form of financial support shall include, but not limited to, extension of cash, entrusted loans and borrowings. The Company will not request repayment of the loans or borrowings if the VIE Entity or its shareholders do not have sufficient funds or are unable to repay.

The undersigned agrees and acknowledges such undertaking shall be irrevocable and continuously valid from the date hereof until the date on which all of the equity interests of the VIE Entity have been acquired directly or indirectly by the Company or its designated representative (individual or legal person).

Please confirm receipt of this letter by returning a signed copy of this letter to the undersigned.

Signed on behalf of Cango Inc.

/s/ Xiaojun Zhang
Name: Xiaojun Zhang
Title: Authorized Signatory

Acknowledgement of receipt on behalf of VIE Entity

/s/ Min Gu
Name: Min Gu
Title: Legal Representative